Mail Stop 4561

June 5, 2008

Edward A. Foster, CEO
Identica Holdings Corporation
6807 S. MacDill Avenue
Tampa, FL 33611

> **Re: Identica Holdings Corporation**
> **Amendment No. 3 to Form S-1**
> **Filed May 13, 2008**
> **File No. 333-137710**

Dear Mr. Foster:

We have reviewed your revised filing and response letter, and have the following comments:

General

1. We note your response to prior comment 1 from our letter of February 28, 2008, in particular the statement that you have removed from the amended registration statement the shares of common stock issuable pursuant to the Series A preferred stock and related warrant shares issued during the waiting period. Please confirm that you have also removed from the registration statement the shares of common stock issuable pursuant to the warrant issuances that took place in October 2006 and November 2007, as described in paragraph 2(e) of the company's response letter of February 4, 2008; or advise.

2. We refer to the following statements that appear in your filing relating to your potential liability in connection with the issuance of securities in unregistered transactions during the waiting period:

- "[T]he staff of the Securities and Exchange Commission has advised us that there is no applicable exemption from registration for said private placement;" pages 7 and 40; and

- "[T]he staff (the 'Staff') of the Securities and Exchange Commission (the 'SEC') has advised Identica that the Staff considers the private placement we conducted of Series 'A' preferred stock and warrants to be a public offering of said securities not eligible for an exemption from the registration requirements of the Securities Act," pages 40 and F-72.

    You should remove or revise these and similar statements wherever they appear, as they do not closely conform to the staff's prior comments. We will not object to a statement to the effect that, based on the information and analyses provided by the company, the staff was unable to concur with the company's position that the unregistered offerings should be viewed as separate and distinct from the public resale offering registered under the pending registration statement. You may also wish to state that the staff was unable to concur with your conclusion that offers and sales of the securities in the applicable unregistered offerings did not involve a public offering.

3.   In addition, we note the following statement in your response to prior comment 1 from our letter of February 28, 2008: "[T]he Commission advised the Company that the private placement conducted by the Company of the Series A Preferred and warrants was a 'general solicitation by the issuer' and therefore not exempt from registration." This statement mischaracterizes our prior comment 1, which states in relevant part that "the pending registration statement has been a general solicitation by the issuer for investors in its common stock from the time of filing." Please confirm your understanding in this regard.

4.   Please amend your filing to include appropriately updated financial statements. See paragraph (g) of Item 310 of Regulation S-B or Rule 8-08 of Regulation S-X, as applicable. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

5.   We are in receipt of your amended application for confidential treatment for certain portions of the agreements filed as Exhibits 10.3, 10.12 and 10.13 to the registration statement. Please be advised that we will transmit any comments we may have on this amended request under separate cover.

6.   In addition, we note that on May 15, 2008, the company filed as Exhibit 10.20 to the registration statement a redacted version of your January 2008 Distributorship Agreement with TechSphere, which includes a legend stating that you have requested confidential treatment for portions thereof. Please note that we have not yet received your application for confidential treatment for the omitted portions of this agreement. Please advise.

7.   We note that the above-referenced distributorship agreement with TechSphere, filed as Exhibit 10.20 to your amended Form S-1, provides that you are an exclusive distributor of certain TechSphere products in a defined Territory that includes Cuba. We note also that it appears from a pull-down menu in the "Channel Partners" section of your website that companies in Cuba, Iran, Korea, Sudan, and Syria can fill out partner registration forms if they are interested in partnering with you. Your filing does not include any information regarding contacts with Cuba, Iran, North Korea, Syria, and Sudan, countries that are

identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any components, equipment, technology, or other products or services you have provided into those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

Prospectus Summary, page 1

8. Please ensure that your filing contains a materially complete description of the company's January 2008 distribution agreement with TechSphere. Among other provisions, the amount of the company's purchase commitment under the agreement should be disclosed, if material. Please revise your filing accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 21

9. As noted in prior comment 7 from our letter of February 28, 2008, footnote 7 to your beneficial ownership table on page 24 contains a cross-reference to "Description of Securities – November 2006 Private Placement." As previously requested, please confirm that this is a typographical error intended to refer to the description of your November 2005 unregistered offering and revise your registration statement accordingly; or advise.

Consolidated Financial Statements, pages F-55 through F-58

10. Revise to ensure the amounts reported by financial statement captions are in line with the column header. In order for your financial statements to be useful, the year of the amounts reported has to be clearly distinguishable.

Notes to Consolidated Financial Statements

General

11. We note your response to prior comment 4 where you indicate that you removed your references to a development stage company from the financial statements included in your amended registration statement. However, the header of your notes to the consolidated financial statements still refers to the company as "a development stage company." Revise accordingly.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-61

12. Your response to prior comment number 10 states that you have concluded that EITF 00-21 does not apply to the eRoom service arrangement. However, the agreement suggests that in addition to the $0.50 per room, per month charge for maintenance and support, you agreed to provide other types of professional services, such as training. These services appear to represent separate units of accounting which need to be evaluated in accordance with EITF 00-21. Please provide us with your analysis.

13. We further note that you concluded you misclassified compensation costs in fiscal year 2006 related to the eRoom agreement but you have not corrected the error. Please revise your next amendment to correct for this error or further explain why you feel revision is not necessary. If you conclude that revision is not required, support your conclusion with a SAB 99 materiality analysis.

4. Inventory Prepayments, page F-63

14. We note that in September 2007, you returned $208,780 in defective equipment to Techsphere which is to be replaced with new product and we also note that you advanced $125,500 to Techsphere which is to be applied to future inventory purchases. Please explain the following in relation to these transactions:

   • Explain why the defective equipment has not been replaced;
   • Explain how you assess collectibility in determining the carrying amounts of defective equipment and advances to Techsphere; and
   • Explain whether the advance to Techsphere relates to your minimum purchase commitments.

5. Deposit, page F-64

15. It appears that your deposit relates to a distribution agreement with Techsphere Co., Ltd. ending in 2012; however, you classify the entire deposit as a current asset. Please explain why a portion of this asset is not classified as non-current in your consolidated balance sheets. In addition, clarify how you determined the deposit is recoverable.

16. Commitments and Contingencies, page F-70

16. Please revise to include the disclosures required by paragraph 10 of SFAS 47 related to your Techsphere purchase commitments.

If you have questions regarding comments on the financial statements or related matters, please contact David Edgar at (202) 551-3459 or Mark Kronforst at (202) 551-3451. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (516) 887-8250
        David Lubin
        David Lubin & Associates, PLLC
        Telephone: (516) 887-8200